Exhibit 5.2

	POSTAL ADDRESS	P.O. Box 71170 1008 BD AMSTERDAM

	OFFICE ADDRESS	Forum Fred. Roeskestraat 100 1076 ED AMSTERDAM The Netherlands

To: Each of the parties listed on Schedule I attached hereto	TELEPHONE	+31 20 578 5785
	FAX	+31 20 578 5812
	INTERNET	www.loyensloeff.com

SENSATA TECHNOLOGIES B.V.

SENSATA TECHNOLOGIES HOLDING COMPANY U.S. B.V.

SENSATA TECHNOLOGIES HOLDING COMPANY MEXICO B.V.

SENSATA TECHNOLOGIES HOLLAND B.V.

Privileged

Amsterdam, 23 January 2007

Dear Sir/Madam,

You have requested us, the undersigned, as special counsel on certain matters of Dutch law to Sensata Technologies B.V. (the “Company”), a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, to render an opinion in connection with the filing of an S-4 Registration Statement by the Company and the Guarantors (as defined below) in connection with the issue by the Company of $450,000,000 8% senior notes due 2014 (the “Senior Notes”) and €245,000,000 9% senior subordinated notes due 2016 (the “Senior Subordinated Notes” and together with the Senior Notes, the “Notes”) on 27 April 2006, guaranteed by Sensata Technologies Holland, B.V. (“Sensata Holland”), Sensata Technologies Holding Company Mexico B.V. (“Sensata Mexico”), and Sensata Technologies Holding Company US B.V. (“Sensata US”, and together with Sensata Holland and Sensata Mexico, the “Guarantors”).

Headings are used in this opinion for ease of reference only and shall not affect the interpretation hereof.

In this opinion:

“Articles” means, collectively, the Company Articles, the Sensata Holland Articles, the Sensata Mexico Articles and the Sensata US Articles (each as defined below);

“Exchange Notes” means, collectively, the Senior Exchange Notes and the Senior Subordinated Exchange Notes (each as defined below and “Exchange Note” means any of them);

“Excerpts” means, collectively, the Company Excerpt, the Amaco Excerpt, the Sensata Holland Excerpt, the Sensata Mexico Excerpt and the Sensata US Excerpt (each as defined below);

“Final Memorandum” means the final offering memorandum prepared in connection with the issue of the Notes;

The public limited company Loyens & Loeff N.V. is established in Rotterdam and is registered with the Trade Register of the Chamber of Commerce and Industry under number 24370566. Solely Loyens & Loeff N.V. shall operate as contracting agent. All its services shall be governed by its General Terms and Conditions, including, inter alia, a limitation of liability and a nomination of competent jurisdiction. These General Terms and Conditions have been printed on the reverse side of this page and may also be consulted via www.loyensloeff.com. The conditions were deposited with the Registry of the Rotterdam District Court on 20 October 2006 under number 90/2006.

AMSTERDAM • ANTWERP • ARNHEM • BRUSSELS • EINDHOVEN • LUXEMBOURG • ROTTERDAM • ARUBA

CURACAO • FRANKFURT • GENEVA • LONDON • NEW YORK • PARIS • SINGAPORE • TOKYO • ZURICH

“Guarantees”, means, collectively, the Sensata Senior Guarantee and the Sensata Senior Subordinated Guarantee (each as defined below);

“Indentures” means, collectively, the Senior Notes Indenture and the Senior Subordinated Notes Indenture (each as defined below);

“Management Boards” means, collectively, the Company Management Board, the Sensata Holland Management Board, the Sensata Mexico Management Board and the Sensata US Management Board (each as defined below);

“Opinion Documents” means, collectively, the documents listed in Schedule II attached hereto;

“Powers of Attorney” means, collectively, the Company Power of Attorney, the Sensata Holland Power of Attorney, the Sensata Mexico Power of Attorney and the Sensata US Power of Attorney (each as defined below);

“Resolutions” means, collectively, the Company Board Resolution, the Company Shareholder’s Resolution, the Sensata Holland Board Resolution, the Sensata Holland Shareholder’s Resolution, the Sensata Mexico Board Resolution, the Sensata Mexico Shareholder’s Resolution, the Sensata US Board Resolution and the Sensata US Shareholder’s Resolution (each as defined below);

“Senior Exchange Notes” means, collectively, the debt securities of the Company for which the Company and the Guarantors agree to exchange the Senior Notes pursuant to the Senior Notes Registration Rights Agreement (each as defined in Schedule II attached hereto);

“Senior Subordinated Exchange Notes” means, collectively, the debt securities of the Company for which the Company and the Guarantors agree to exchange the Senior Subordinated Notes pursuant to the Senior Subordinated Notes Registration Rights Agreement (each as defined in Schedule II attached hereto);

“Time of Sale Memorandum” means the preliminary offering memorandum prepared by the Company together with the information included in Schedule III to the Placement Agreement (as defined in Schedule II attached hereto).

In rendering this opinion, we have examined and relied upon executed copies of the Opinion Documents, the Time of Sale Memorandum and the Final Memorandum, dated 21 April 2006, and upon the following documents and we have assumed the correctness of the statements in the Resolutions.

The Company

(1)	a facsimile copy of the articles of association (statuten) of the Company, as they read after the execution of the deed of amendment of the articles of association dated 18 April 2006 (the “Company Articles”);

(2)	a facsimile copy of an excerpt, dated 21 April 2006 (the “Company Excerpt”) of the registration of the Company in the trade register of the Chamber of Commerce of Amsterdam, the Netherlands (the “Trade Register”);

(3)	an electronically submitted copy of an excerpt, dated 21 April 2006 (the “Amaco Excerpt”) of the registration of Amaco Management Services B.V. (“Amaco”) in the Trade Register;

(4)	a copy of the minutes of the meeting of the management board of the Company (the “Company Management Board”), dated 24 April 2006, resolving, inter alia, to enter into the transactions, and approving the entry into, the execution of and the performance under the Opinion Documents to which it is a party and the issue of the Notes by the Company (the “Company Board Resolution”) and including a power of attorney to each of Willem Jarigsma, Gianluca Kreuze, Floor Piscaer as well as each other lawyer and deputy civil law notary (kandidaat-notaris) of Loyens & Loeff N.V., when acting severally and individually and with full power of substitution (the “Company Power of Attorney”);

(5)	a copy of the resolution of the sole shareholder of the Company, dated 24 April 2006, inter alia, approving the Company Board Resolution (the “Company Shareholder’s Resolution”);

Sensata Holland

(6)	a facsimile copy of the articles of association (statuten) of Sensata Holland, as they read after the deed of amendment of the articles of association dated 18 April 2006 (the “Sensata Holland Articles”);

(7)	a facsimile copy of an excerpt, dated 19 April 2006 (the “Sensata Holland Excerpt”) of the registration of Sensata Holland in the Trade Register;

(8)	a copy of the minutes of the meeting of the management board of Sensata Holland (the “Sensata Holland Management Board”), dated 24 April 2006, resolving, inter alia, to enter into the transactions, and approving the entry into, the execution of and the performance under the Opinion Documents to which it is a party by Sensata Holland (the “Sensata Holland Board Resolution”) and including a power of attorney to each of Willem Jarigsma, Gianluca Kreuze, Floor Piscaer as well as each other lawyer and deputy civil law notary (kandidaat-notaris) of Loyens & Loeff N.V., when acting severally and individually and with full power of substitution (the “Sensata Holland Power of Attorney”);

(9)	a copy of the resolution of the sole shareholder of Sensata Holland, dated 24 April 2006, inter alia, approving the Sensata Holland Board Resolution (the “Sensata Holland Shareholder’s Resolution”);

Sensata Mexico

(10)	a facsimile copy of the articles of association (statuten) of Sensata Mexico, as they read after the deed of amendment of the articles of association dated 18 April 2006 (the “Sensata Mexico Articles”);

(11)	a facsimile copy of an excerpt, dated 19 April 2006 (the “Sensata Mexico Excerpt”) of the registration of Sensata Mexico in the Trade Register;

(12)

a copy of the minutes of the meeting of the management board of Sensata Mexico (the “Sensata Mexico Management Board”), dated 24 April 2006, resolving, inter alia, to enter into the transactions, and approving the entry into, the execution of and the performance under the Opinion Documents to which it is a party by Sensata Mexico (the “Sensata Mexico Board Resolution”) and including a power of attorney to each of Willem Jarigsma, Gianluca Kreuze, Floor Piscaer as well as each other lawyer and deputy civil law notary (kandidaat-notaris) of Loyens & Loeff N.V., when acting severally and individually and with full power of substitution (the “Sensata Mexico Power of Attorney”);

(13)	a copy of the resolution of the sole shareholder of Sensata Mexico, dated 24 April 2006, inter alia, approving the Sensata Mexico Board Resolution (the “Sensata Mexico Shareholder’s Resolution”);

Sensata US

(14)	a facsimile copy of the articles of association (statuten) of Sensata US, as they read after the deed of amendment of the articles of association dated 18 April 2006 (the “Sensata US Articles”);

(15)	a facsimile copy of an excerpt, dated 24 April 2006 (the “Sensata US Excerpt”) of the registration of Sensata US in the Trade Register;

(16)	a copy of the minutes of the management board of Sensata US (the “Sensata US Management Board”), dated 24 April 2006, resolving, inter alia, to enter into the transactions, and approving the entry into, the execution of and the performance under the Opinion Documents to which it is a party by Sensata US (the “Sensata US Board Resolution”) and including a power of attorney to each of Willem Jarigsma, Gianluca Kreuze, Floor Piscaer as well as each other lawyer and deputy civil law notary (kandidaat-notaris) of Loyens & Loeff N.V., when acting severally and individually and with full power of substitution (the “Sensata US Power of Attorney”);

(17)	a copy of the resolution of the sole shareholder of Sensata US, dated 24 April 2006, inter alia, approving the Sensata US Board Resolution (the “Sensata US Shareholder’s Resolution”); and

Other

(18)	a faxed copy of the advice of the works council (ondernemingsraad) of Texas Instruments Holland B.V., dated 21 April 2006 (the “Works Council Advice”) in respect of, inter alia, the transaction contemplated by the Opinion Documents.

For the purpose of the opinions expressed herein, we have assumed:

(i)	the genuineness of signatures;

(ii)	the authenticity of all documents submitted to us as originals;

(iii)	the conformity to the originals of documents submitted to us as copies;

(iv)

that the information recorded in the Excerpts is true, accurate and complete on the date of the Resolutions, on the date of the Opinion Documents and on the date hereof (although not constituting conclusive evidence thereof, our assumption is supported by information obtained by telephone on 26 April 2006 from the Trade Register confirming that no changes have been registered after the date of the Excerpts and information obtained by telephone today from the trade register of the Chamber of Commerce of De Veluwe en Twente, the Netherlands confirming that no relevant changes with regard to the opinions have been registered after the date of the Excerpts);

(v)	that the Opinion Documents have not been amended, supplemented, terminated, rescinded or declared null and void;

(vi)	that the Company, Amaco, Sensata Holland, Sensata Mexico and Sensata US have been duly incorporated as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law;

(vii)	that none of the Company, Amaco and the Guarantors has been dissolved (ontbonden), merged (gefuseerd), split up (gesplitst), granted a suspension of payments (surseance van betaling verleend), declared bankrupt (failliet verklaard), or subjected to any other insolvency proceedings listed in Annex A or winding up proceedings listed in Annex B of the 29 May 2000 Council regulation (EC) No 1346/2000 on insolvency proceedings (the “Insolvency Regulation”) (although not constituting conclusive evidence thereof, our assumption with respect to each of the Company and the Guarantors is supported by (a) the contents of the Excerpts, and (b) information obtained by telephone today from the bankruptcy’s clerk office (faillissementsgriffie) of the courts in Amsterdam and Almelo, the Netherlands) and (ii) the international bankruptcy clerk’s office (internationale faillissementsgriffie) of the court in The Hague, the Netherlands);

(viii)	that the respective Articles are the articles of association (statuten) of each of the Company and the respective Guarantors in force on the date of the Resolutions and on the date of the Opinion Documents (although not constituting conclusive evidence thereof our assumption is supported by the contents of the respective Excerpts);

(ix)	that the Resolutions (a) correctly reflect the resolutions made by the management board of each of the Company and the respective Guarantors and each of their respective shareholders in respect of the transactions contemplated by the Opinion Documents, (b) have been made with due observance of the respective Articles, and (c) have not been and will not be amended, revoked, or declared null and void;

(x)	that the Works Council Advice correctly reflects the advice rendered by the works council and that in obtaining such advice from the works council, all requirements under the Act on the Works Councils (Wet op de ondernemingsraden) have been observed;

(xi)	that the Opinion Documents have been signed on behalf of the Company by one or more persons authorised to represent the Company;

(xii)	that the Powers of Attorney are in full force and effect on the date of the Resolutions and on the date of the Opinion Documents;

(xiii)	that each party to the Opinion Documents, other than the Company and the Guarantors, is validly existing under the laws under which it is purported to have been incorporated;

(xiv)	that (a) each party to the Opinion Documents, other than the Company and the Guarantors, has all requisite power (corporate and otherwise) to execute and deliver, and to perform its obligations under, the Opinion Documents, and (b) the Opinion Documents have been duly authorised, executed, and delivered by or on behalf of the parties thereto other than the Company and the Guarantors;

(xv)	that under the laws by which they are expressed to be governed (other than Dutch law), the Opinion Documents, the Notes and the Exchange Notes, when duly executed, authenticated, issued and delivered, will constitute the legal, valid and binding obligations of the parties thereto, and are enforceable against those parties in accordance with their terms;

(xvi)	that the Company has only received repayable funds from professional market parties (professionele marktpartijen) within the meaning of Section 1:1 of the Act on the financial supervision (Wet op het financieel toezicht, the “AFS”) or any regulations promulgated thereunder;

(xvii)	that each offer of the Notes and any and all invitations, offers, advertisements, publications and other documents in which the offer of the Notes is announced have been and will continue to be made in conformity with the provisions of the Opinion Documents and the Time of Sale Memorandum, and in particular, in conformity with the selling restrictions set out therein in respect of Dutch law;

(xviii)	that the Notes and the Exchange Notes have not been and will not be offered or sold, directly or indirectly, in the Netherlands to persons other than to qualified investors (gekwalificeerde beleggers) within the meaning of Section 1:1 of the AFS or any regulations promulgated thereunder, which include but are not limited to the entities referred to in the paragraph titled “Notices to Certain Non-U.S. Residents – European Economic Area” on page V of the Time of Sale Memorandum; and

(xix)	that the Company has not used knowledge of non-public, price sensitive information (voorwetenschap), within the meaning of Section 5:53 of the AFS on the date of the execution of the Opinion Documents or on the date of the performance of its obligations thereunder.

Based upon the foregoing and subject to any factual matters or documents not disclosed to us in the course of our investigation, and subject to the qualifications and limitations stated hereafter, we are of the opinion on the date hereof that:

Duly authorised, executed and delivered

A.	The issue of the Notes and the Exchange Notes has been duly authorised by all requisite corporate action on the part of the Company and the Notes and the Exchanges Notes, when duly signed, whether manually or in facsimile, on behalf of the Company by the Company Management Board or by a person duly authorised to sign pursuant to a valid power of attorney, and authenticated, issued and delivered in accordance with the Opinion Documents, will have been duly executed and delivered by the Company.

Choice of law

B.	The choice of the laws of the State of New York governing the Opinion Documents, the Notes and the Exchange Notes, is valid and binding under Dutch law, except (i) to the extent that any term of the Opinion Documents, the Notes and the Exchange Notes or any other provision of the internal laws of the State of New York applicable to the Opinion Documents, the Notes and the Exchange Notes is manifestly incompatible with the public policy (ordre public) of the Netherlands and (ii) that a Dutch court may give effect to mandatory rules of Dutch law or of another jurisdiction, with which the situation has a close connection, if and insofar as, under Dutch law or that other jurisdiction, those rules must be applied irrespective of the chosen law.

Legal validity

C.	Subject to paragraph B. above, the Opinion Documents, to which they are a party, constitute, and the Notes and the Exchange Notes, when duly executed, authenticated, issued and delivered in accordance with the Opinion Documents, will constitute the legal, valid and binding obligations of each of the Company and the Guarantors enforceable against each of the Company and the Guarantors in accordance with their terms.

The opinions set forth above are subject to the following qualifications:

(a)	The opinions expressed herein may be affected or limited by the provisions of any applicable bankruptcy (faillissement), insolvency, fraudulent conveyance (actio Pauliana), reorganisation, suspension of payments (surseance van betaling) and other laws of general application now or hereafter in effect, relating to or affecting the enforcement or protection of creditors’ rights (including but not limited to the laws that apply pursuant to the Insolvency Regulation).

(b)	A Dutch court may have to decline jurisdiction if concurrent proceedings have been brought elsewhere. Dutch law provides that if proceedings, involving the same cause of action between the same parties, are brought before the courts of different states, any court other than the court first seized shall of its own motion decline jurisdiction in favour of that court, provided that the latter court has determined that it has jurisdiction.

(c)	In the absence on an applicable convention between the United States and the Netherlands, a judgment renderd by a U.S. court, will not be enforced by the courts of the Netherlands. In order to obtain a judgment which is enforceable in the Netherlands the claim must be relitigated before a competent Dutch court. A judgment rendered by a U.S. court will, under current practice, be recognised by a Dutch court (i) if that judgment results from proceedings compatible with Dutch concepts of due process, (ii) if that judgment does not contravene public policy (ordre public) of the Netherlands and (iii) the jurisdiction of the U.S. court has been based on an internationally acceptable ground.

(d)	The enforcement in the Netherlands of the Opinion Documents will be subject to the rules of civil procedure as applied by Dutch courts. Specific performance may not always be available under Dutch law.

(e)	It is uncertain under Dutch law whether upon the enforcement of a money judgment expressed in a foreign currency against property situated in the Netherlands by way of a foreclosure sale (executoriale verkoop), proceeds can be obtained in such foreign currency.

(f)	Under Dutch law, a power of attorney can be made irrevocable, provided that the scope of the power of attorney concerns legal acts which are in the interest of the holder of the power of attorney or a third party. However, a counterparty of an attorney which has been granted an irrevocable power of attorney, may assume that this condition has been met, unless the contrary is evident to such a party.

(g)	A power of attorney does not affect the authority of the principal to perform the actions itself within the scope of such power of attorney.

(h)	Any of the Company and the Guarantors may be appointed by the Dutch Central Bank (De Nederlandsche Bank) pursuant to the Regulation of February 4, 2003, issued by the Dutch Central Bank, implementing the reporting instructions under the Act on Financial Foreign Relations 1994 (Wet financiële betrekkingen buitenland 1994), and if so appointed, it has to file reports with the Dutch Central Bank for the benefit of the composition of the balance of payments for the Netherlands by the Dutch Central Bank.

(i)	The validity of the Guarantees may be affected by the ultra vires provisions of Section 2:7 of the Dutch Civil Code. These provisions give legal entities the right to invoke the nullity of a transaction if such transaction entered into by such entity cannot serve to realise the objects of such entity and the other parties to such transaction knew, or without independent investigation, should have known, that such objects and purposes have been exceeded. All circumstances relevant in determining corporate benefit should be taken into account, including the wording of the objects clause of the articles of association and the level of (direct or indirect) benefit derived by the legal entity. As this is largely dependent on factual matters, we are not in a position to opine on the issue. However, given the fact that the granting of guarantees is expressly included in the objects clause in the respective articles of association (statuten) of the Guarantors and assuming that the Guarantors derive sufficient benefit from the Guarantees it is unlikely that the above ultra vires provisions could be successfully invoked by any of the Guarantors.

(j)	Any placement agent wishing to offer the Notes and/or the Exchange Notes in the Netherlands must either be licensed on the basis of or exempted from Section 2:96 of the AFS.

(k)	If a facsimile signature was used for the Notes and the Exchange Notes, each signatory should have consented to such use of his or her signature and evidence of such consent may be required for the enforcement of the Notes and the Exchange Notes in the Netherlands. If a Note or an Exchange Note was executed by affixing thereto the facsimile signature of a person who no longer holds office on the actual issue date of the Note or the Exchange Note, it may be necessary for the enforcement of the Note or the Exchange Note in the Netherlands that the holder thereof presents both the Note or the Exchange Note and evidence of the agreement of the Company to also be bound in such circumstances and evidence of the consent of the signatory.

We express no opinion on any law other than the law of the Netherlands (unpublished case law not included) as it currently stands. We express no opinion on any laws of the European Communities (insofar as not implemented in the Netherlands in statutes or regulations of general application or unless it concerns EU Regulations (Verordeningen) in effect in the Netherlands on the date of the opinion). In this opinion letter we express not opinion on tax law, or on the business merits of the transaction contemplated by the Opinion Documents or on financial assistance rules or on anti trust law/competition law.

In this opinion Dutch legal concepts are sometimes expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to the concepts described by the same English term as they exist under the laws of other jurisdictions. This opinion may, therefore, only be relied upon under the express condition that any issues of interpretation or liability arising thereunder will be governed by Dutch law and be brought exclusively before the competent court in Rotterdam, the Netherlands. In addition, this opinion letter may only be relied upon by you under the express condition that our General Conditions which include a limitation of liability clause (a copy of which is attached hereto as Annex I) apply; the reference to Client includes the opinion addressee.

This opinion is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically referred to. Nothing in this opinion should be taken as expressing an opinion in respect of any representations or warranties, or other information, contained in any of the above documents or any other document examined in connection with this opinion except as expressly confirmed herein.

This opinion is addressed to you and may only be relied upon by you in connection with the transactions to which the Opinion Documents, the Notes and the Exchange Notes relate, and, with the exception of Kirkland & Ellis LLP, may not be relied upon by any other person, firm, company, or institution without our prior written consent.

Yours faithfully,

Loyens & Loeff N.V.

SCHEDULE I

OPINION ADDRESSEES

•	Sensata Technologies Holland B.V.

Kolthofsingel 8

7602 EM Almelo

The Netherlands

•	Sensata Technologies Holding Company Mexico B.V.

Kolthofsingel 8

7602 EM Almelo

The Netherlands

•	Sensata Technologies Holding Company U.S. B.V.

Kolthofsingel 8

7602 EM Almelo

The Netherlands

SCHEDULE II

OPINION DOCUMENTS

(1)	A placement agreement, dated 21 April 2006, entered into in connection with the issue of the Notes by and between the Company and the Guarantors and accepted by Morgan Stanley & Co. Incorporated, acting severally on behalf of themselves and the several Placement Agents named in Schedule I thereto (the “Placement Agreement”);

(2)	an indenture in relation to the issue of the Senior Notes, dated 27 April 2006 and entered into by and between the Company, the Guarantors and The Bank of New York as the trustee (the “Senior Notes Indenture”);

(3)	an indenture in relation to the issue of the Senior Subordinated Notes, dated 27 April 2006 and entered into by and between the Company, the Guarantors and The Bank of New York as the trustee (the “Senior Subordinated Notes Indenture”);

(4)	a guarantee, dated 27 April 2006, by the Guarantors pursuant to which they will each guarantee, fully and unconditionally, jointly and severally and on a senior basis, the obligations of the Company under the Senior Notes and the Senior Exchange Notes (as defined in the Placement Agreement) (the “Sensata Senior Guarantee”);

(5)	a guarantee, dated 27 April 2006, by the Guarantors pursuant to which they will each guarantee, fully and unconditionally, jointly and severally and on a senior subordinated basis, the obligations of the Company under the Senior Subordinated Notes and the Senior Subordinated Exchange Notes (as defined in the Placement Agreement) (the “Sensata Senior Subordinated Guarantee”);

(6)	a joinder agreement, dated 27 April 2006, by and between the Guarantors and the Placement Agents (the “Joinder Agreement”);

(7)	a senior notes registration rights agreement with respect to the Senior Notes, dated 27 April 2006, by and between the Company, the Placement Agents named in Schedule I to the Placement Agreement and the Guarantors, pursuant to which the Company and the Guarantors have agreed to exchange the Senior Notes for debt securities of the Company with terms substantially identical to the Senior Notes (the “Senior Exchange Notes”) (the “Senior Notes Registration Rights Agreement”); and

(8)	a senior subordinated notes registration rights agreement with respect to the Senior Subordinated Notes, dated 27 April 2006, by and between the Company, the Placement Agents named in Schedule I to the Placement Agreement and the Guarantors, pursuant to which the Company and the Guarantors have agreed to exchange the Senior Subordinated Notes for debt securities of the Company with terms substantially identical to the Senior Subordinated Notes (the “Senior Subordinated Exchange Notes”) (the “Senior Subordinated Notes Registration Rights Agreement”).

ANNEX I

GENERAL CONDITIONS Loyens & Loeff N.V.

The General Terms and Conditions governing the services to be provided by or on behalf of the public limited company Loyens & Loeff N.V., hereinafter to be referred to as ‘Loyens & Loeff’.

1.	The relation between the Client and Loyens & Loeff shall be governed entirely by the law of the Netherlands.
2.	Solely Loyens & Loeff shall operate as contracting agent vis-à-vis the Client. Articles 404 and 407(2) of Book 7 of the Dutch Civil Code shall not be applicable. The person who is directly or indirectly a shareholder of Loyens & Loeff and who carries out professional work on behalf of Loyens & Loeff shall be referred to by Loyens & Loeff as “partner”, in accordance with general professional practice. When performing his professional work, the herein referred to person will be acting solely at the expense and risk of Loyens & Loeff.
3.	Loyens & Loeff shall be obliged to exercise the due care that, in the given circumstances, may reasonably be expected from it with respect to the services provided by or on its behalf. Achieving the intended result is not guaranteed by Loyens & Loeff.
4.	When carrying out an assignment, Loyens & Loeff may involve one or more persons that are not, whether directly or indirectly, connected with Loyens & Loeff. Any failure of such person may be attributed to Loyens & Loeff, only if the Client proves that Loyens & Loeff did not act with due care when choosing such person.
5.	The Client shall allow that Loyens & Loeff and the persons involved in carrying out an assignment by or on behalf of Loyens & Loeff share information relating to the Client and an assignment awarded by the Client with other persons connected with Loyens & Loeff, to the extent required or useful for the purposes of client relation management.
6.1.	The Client shall be entitled to compensation for the entire damages sustained by The Client that is, by law, a consequence of an event or series of connected events for which Loyens & Loeff is liable by law:
a.	where Loyens & Loeff has any insurance coverage for such damages, not to exceed an amount equal to the insurance payment to be received by Loyens & Loeff plus the excess payable by Loyens & Loeff under such insurance;
b.	where Loyens & Loeff does not have insurance coverage for such damages at all, not to exceed an amount of EUR 450,000.
6.2.	Without prejudicing the provisions set forth in Article 89 of Book 6 of the Dutch Civil Code, the right to compensation for damages shall at any rate terminate twelve months after the occurrence of the event that caused, whether directly or indirectly, the damages for which Loyens & Loeff is liable.
6.3.	The provisions set forth in the two foregoing paragraphs shall also apply, if the Client claims compensation for damages on the grounds of a right taken over or acquired from a third party.
6.4	In the event that one or more third parties should claim from Loyens & Loeff compensation for damages they sustained in connection with services provided by or on behalf of Loyens & Loeff to the Client, the latter shall indemnify Loyens & Loeff against such claim or claims and additional costs, insofar as Loyens & Loeff should have to pay to the third party or parties compensation in excess of the compensation Loyens & Loeff would have had to pay to the Client if the Client had claimed compensation from Loyens & Loeff for the damages sustained by such third party or parties.
6.5	Compensation for damages from Loyens & Loeff in connection with services provided to the Client by or on behalf of Loyens & Loeff, the damages sustained by the Client shall not qualify for compensation insofar as the amount of the claim to be paid to the Client would, as such or after having been increased by the amount of the claim to be paid to the third party or parties, be in excess of the maximum amount provided in Article 6.1 under (a) or (b).
7.	The General Terms and Conditions may also be invoked by those natural persons or legal entities that are involved, whether directly or indirectly, in any manner whatsoever for the services provided by or on behalf of Loyens & Loeff.
8.	The General Terms and Conditions shall also be applicable to any supplementary or follow-up assignments.
9.	The District Court of Rotterdam shall have exclusive jurisdiction over any disputes between the Client and Loyens & Loeff, on the understanding that Loyens & Loeff shall continue to have power to take legal action against the Client in a court of law that would have had jurisdiction over disputes between the Client and Loyens & Loeff if the above nomination of jurisdiction had not been made.
10.	The General Terms and Conditions drawn up in the Dutch language shall prevail over the General Terms and Conditions drawn up in the English language or in any other language.

Deposited with the Registry of the Rotterdam District Court on 20 October 2006 under number 90/2006.